Exhibit 99.2

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

(Stated in thousands of Canadian dollars)	September 30, 2014	December 31, 2013
ASSETS
Current assets:
Cash	$558,091	$80,606
Accounts receivable	547,228	549,697
Inventory	13,517	12,378

Total current assets	1,118,836	642,681
Non-current assets:
Income tax receivable	58,435	58,435
Property, plant and equipment	3,823,053	3,561,734
Intangibles	3,399	3,917
Goodwill	313,858	312,356
Total non-current assets	4,198,745	3,936,442
Total assets	$5,317,581	$4,579,123

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$420,760	$332,838
Income tax payable	4,830	4,060
Total current liabilities	425,590	336,898
Non-current liabilities:
Share based compensation (Note 7)	19,858	14,431
Provisions and other	16,990	17,836
Long-term debt (Note 3)	1,794,319	1,323,268
Deferred income taxes	516,740	487,347
Total non-current liabilities	2,347,907	1,842,882
Shareholders’ equity:
Shareholders’ capital (Note 5)	2,315,163	2,305,227
Contributed surplus	30,177	29,175
Retained earnings	182,966	88,416
Accumulated other comprehensive income (loss) (Note 6)	15,778	(23,475)
Total shareholders’ equity	2,544,084	2,399,343
Total liabilities and shareholders’ equity	$5,317,581	$4,579,123

See accompanying notes to interim consolidated financial statements.

INTERIM CONSOLIDATED STATEMENTS OF EARNINGS (UNAUDITED)

	Three months ended September 30,		Nine months ended September 30,
(Stated in thousands of Canadian dollars, except per share amounts)	2014	2013	2014	2013
Revenue	$584,590	$488,450	$1,732,013	$1,463,068

Expenses:
Operating	347,710	312,550	1,047,148	913,157
General and administrative	37,490	38,240	118,506	108,822
Earnings before income taxes, finance charges, foreign exchange and depreciation and amortization	199,390	137,660	566,359	441,089
Depreciation and amortization (Note 2(c))	107,537	85,544	319,165	243,017
Operating earnings	91,853	52,116	247,194	198,072
Foreign exchange	1,812	2,884	(2,115)	(5,425)
Finance charges (Note 8)	29,239	23,411	79,233	69,920
Earnings before income taxes	60,802	25,821	170,076	133,577
Income taxes: (Note 4)
Current	1,335	9,786	6,983	30,336
Deferred	6,654	(13,408)	15,897	(19,988)
	7,989	(3,622)	22,880	10,348
Net earnings	$52,813	$29,443	$147,196	$123,229
Net earnings per share: (Note 9)
Basic	$0.18	$0.11	$0.50	$0.45
Diluted	$0.18	$0.10	$0.50	$0.43

See accompanying notes to interim consolidated financial statements.

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

	Three months ended September 30,		Nine months ended September 30,
(Stated in thousands of Canadian dollars)	2014	2013	2014	2013
Net earnings	$52,813	$29,443	$147,196	$123,229
Unrealized gain (loss) on translation of assets and liabilities of operations denominated in foreign currency	93,930	(36,460)	99,313	51,415
Foreign exchange gain (loss) on net investment hedge with U.S. denominated debt, net of tax	(55,860)	23,835	(60,060)	(35,280)
Comprehensive income	$90,883	$16,818	$186,449	$139,364

See accompanying notes to interim consolidated financial statements.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW (UNAUDITED)

	Three months ended September 30,		Nine months ended September 30,
(Stated in thousands of Canadian dollars)	2014	2013	2014	2013
Cash provided by (used in):
Operations:
Net earnings	$52,813	$29,443	$147,196	$123,229
Adjustments for:
Long-term compensation plans	1,950	5,720	20,741	16,477
Depreciation and amortization	107,537	85,544	319,165	243,017
Foreign exchange	1,183	4,035	(1,126)	(4,513)
Finance charges	29,239	23,411	79,233	69,920
Income taxes	7,989	(3,622)	22,880	10,348
Other	(1,168)	(1,571)	(3,096)	(409)
Income taxes paid	(1,218)	(7,951)	(14,087)	(102,675)
Income taxes recovered	5,060	127	8,414	2,087
Interest paid	(7,588)	(7,600)	(54,558)	(51,880)
Interest received	420	148	653	556
Funds provided by operations	196,217	127,684	525,415	306,157
Changes in non-cash working capital balances	(49,484)	(39,343)	19,857	27,477
	146,733	88,341	545,272	333,634
Investments:
Purchase of property, plant and equipment	(237,587)	(145,920)	(518,440)	(412,762)
Proceeds on sale of property, plant and equipment	31,286	3,335	48,522	10,021
Changes in non-cash working capital balances	35,282	11,476	35,586	16,443
	(171,019)	(131,109)	(434,332)	(386,298)
Financing:
Increase in long-term debt	–	15,000	436,600	15,000
Repayment of long-term debt	–	–	(30,670)	–
Debt issue costs	–	(883)	(10,166)	(883)
Dividends paid	(17,566)	(13,838)	(52,646)	(41,495)
Issuance of common shares on the exercise of options	733	1,434	6,836	2,154
	(16,833)	1,713	349,954	(25,224)
Effect of exchange rate changes on cash and cash equivalents	22,717	(4,524)	16,591	6,935
Increase (decrease) in cash and cash equivalents	(18,402)	(45,579)	477,485	(70,953)
Cash and cash equivalents, beginning of period	576,493	127,394	80,606	152,768
Cash and cash equivalents, end of period	$558,091	$81,815	$558,091	$81,815

See accompanying notes to interim consolidated financial statements.

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED

(Stated in thousands of Canadian dollars)	Shareholders’ capital	Contributed surplus	Accumulated other comprehensive income (loss) (Note 6)	Retained earnings	Total equity
Balance at January 1, 2014	$2,305,227	$29,175	$(23,475)	$88,416	$2,399,343
Net earnings for the period	–	–	–	147,196	147,196
Other comprehensive income for the period	–	–	39,253	–	39,253
Dividends	–	–	–	(52,646)	(52,646)
Share options exercised (Note 5)	9,936	(3,100)	–	–	6,836
Share based compensation expense (Note 7)	–	4,102	–	–	4,102
Balance at September 30, 2014	$2,315,163	$30,177	$15,778	$182,966	$2,544,084

(Stated in thousands of Canadian dollars)	Shareholders’ capital	Contributed surplus	Accumulated other comprehensive income (loss)	Retained earnings (deficit)	Total equity
Balance at January 1, 2013	$2,251,982	$24,474	$(60,535)	$(44,621)	$2,171,300
Net earnings for the period	–	–	–	123,229	123,229
Other comprehensive income for the period	–	–	16,135	–	16,135
Dividends	–	–	–	(41,495)	(41,495)
Issued on redemption of non-management director DSUs	1,238	(1,031)			207
Share options exercised	3,297	(1,143)	–	–	2,154
Share based compensation expense (Note 7)	–	5,172	–	–	5,172
Balance at September 30, 2013	$2,256,517	$27,472	$(44,400)	$37,113	$2,276,702

See accompanying notes to interim consolidated financial statements.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(Tabular amounts are stated in thousands of Canadian dollars except share numbers and per share amounts)

NOTE 1. DESCRIPTION OF BUSINESS

Precision Drilling Corporation (“Precision” or the “Corporation”) is incorporated under the laws of the Province of Alberta, Canada and is a provider of contract drilling and completion and production services primarily to oil and natural gas exploration and production companies in Canada, the United States and certain international locations. The address of the registered office is Suite 800, 525 - 8th Avenue S.W., Calgary, Alberta, Canada, T2P 1G1.

NOTE 2. BASIS OF PRESENTATION

(a) Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and interpretations of the International Financial Reporting Interpretations Committee. The condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the consolidated financial statements of the Corporation as at and for the year ended December 31, 2013.

These condensed consolidated interim financial statements were prepared using accounting policies and methods of their application consistent with those used in the preparation of the Corporation’s consolidated audited annual financial statements for the year ended December 31, 2013 except for the adoption of the following  new accounting standard. On January 1, 2014 Precision adopted IFRIC 21, Levies. The adoption of this standard had no material impact on the amounts recorded in these financial statements.

These condensed consolidated interim financial statements were approved by the Board of Directors on October 24, 2014.

(b) Seasonality

Precision has operations that are carried on in Canada which represent approximately 49% (2013 - 46%) of consolidated total assets as at September 30, 2014 and 45% (2013 - 50%) of consolidated revenue for the nine months ended September 30, 2014. The ability to move heavy equipment in Canadian oil and natural gas fields is dependent on weather conditions. As warm weather returns in the spring, the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. The duration of this “spring break-up” has a direct impact on Precision’s activity levels. In addition, many exploration and production areas in northern Canada are accessible only in winter months when the ground is frozen hard enough to support equipment. The timing of freeze up and spring break-up affects the ability to move equipment in and out of these areas. As a result, late March through May is traditionally Precision’s slowest time in this region.

(c) Change in Accounting Estimate

Effective January 1, 2014, the Company changed the method for depreciating its drilling and service rig equipment from unit-of-production to straight-line. Precision believes that due to technological developments within the industry, straight-line depreciation better reflects the allocation of the cost of the assets over their expected lives. A summary of the new depreciation method for drilling and service rig equipment is as follows:

	Expected life	Salvage value	Basis of depreciation
Drilling rig equipment:
– Power & Tubulars	5 years	–	straight-line
– Dynamic	10 years	–	straight-line
– Structural	20 years	10%	straight-line
Service rig equipment	20 years	10%	straight-line

For the nine months ended September 30, 2014 the change in depreciation method resulted in $40.0 million of additional depreciation over what would have been expensed had the previous method been continued. The estimated additional depreciation expense for the year ending December 31, 2014 from this change is approximately $50.0 million.

NOTE 3. LONG-TERM DEBT

	September 30,	December 31,
	2014	2013
Secured revolving credit facility	$–	$29,781
Unsecured senior notes:
6.625% senior notes due 2020 (US$650 million)	728,520	691,340
6.5% senior notes due 2021 (US$400 million)	448,320	425,440
5.25% senior notes due 2024 (US$400 million)	448,320	–
6.5% senior notes due 2019	200,000	200,000
	1,825,160	1,346,561
Less net unamortized debt issue costs	(30,841)	(23,293)
	$1,794,319	$1,323,268

During June 2014, Precision issued US$400.0 million aggregate principal amount of 5.25% senior unsecured notes due 2024 (“5.25% Senior Notes due 2024”). These notes bear interest at a fixed rate of 5.25% per annum, and mature on November 15, 2024. Interest is payable semi-annually on May 15 and November 15 of each year, commencing on November 15, 2014.

The 5.25% Senior Notes due 2024 are unsecured, ranking equally with existing and future senior unsecured indebtedness, and have been guaranteed by current and future U.S. and Canadian subsidiaries that guaranteed the revolving credit facility. These notes contain certain covenants that limit Precision’s ability and the ability of certain subsidiaries to incur additional indebtedness and issue preferred stock; create liens; make restricted payments; create or permit to exist restrictions on the ability of Precision or certain subsidiaries to make certain payments and distributions; engage in amalgamations, mergers or consolidations; make certain dispositions and transfers of assets; and engage in transactions with affiliates. If the notes receive an investment grade rating by Standard & Poor’s or Moody’s Investors Service and Precision  and its subsidiaries are not in default under the indenture governing the notes, then Precision will not be required to comply with particular covenants contained in the indenture.

Prior to May 15, 2017, Precision may redeem up to 35% of the 5.25% Senior Notes due 2024 with the net proceeds of certain equity offerings at a redemption price equal to 105.25% of the principal amount plus accrued interest. Prior to May 15, 2019, Precision may redeem these notes in whole or in part at 100.0% of their principal amount, plus accrued interest and the greater of 1.0% of the principal amount of the note to be redeemed and the excess, if any, of the present value of the May 15, 2019 redemption price plus required interest payments through May 15, 2019 (calculated using the United States Treasury rate plus 50 basis points) over the principal amount of the note. As well, Precision may redeem these notes in whole or in part at any time on or after May 15, 2019 and before May 15, 2022, at redemption prices ranging between 102.625% and 100.875% of their principal amount plus accrued interest. Any time on or after May 15, 2022 these notes can be redeemed for their principal amount plus accrued interest. Upon specified change of control events, each holder of a note will have the right to sell to Precision all or a portion of its notes at a purchase price in cash equal to 101% of the principal amount, plus accrued interest to the date of purchase.

In addition, Precision entered into an amendment to the credit agreement governing its secured revolving credit facility (the “Credit Agreement Amendment”). The Credit Agreement Amendment, among other things, (i) reduced the size of the revolving credit facility from US$850.0 million to US$650.0 million, (ii) extended the maturity from November 17, 2018 to June 3, 2019 and (iii) increased the maximum consolidated senior debt to EBITDA ratio from 3.0:1.0 to 3.5:1.0 for the first three fiscal quarters following a material acquisition that involves total consideration of more than 5% of Precision’s consolidated net tangible assets.

 Long-term debt obligations at September 30, 2014 will mature as follows:

2019	$200,000
Thereafter	1,625,160
$1,825,160

NOTE 4. INCOME TAXES

The provision for income taxes differs from that which would be expected by applying statutory Canadian income tax rates.  A reconciliation of the difference is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Earnings before income taxes	$60,802	$25,821	$170,076	$133,577
Federal and provincial statutory rates	25%	25%	25%	25%
Tax at statutory rates	$15,200	$6,455	$42,519	$33,394
Adjusted for the effect of:
Non-deductible expenses	813	1,174	2,090	3,253
Non-taxable capital gains	(52)	(103)	(128)	(164)
Income taxed at lower rates	(8,240)	(8,558)	(24,071)	(21,127)
Impact of foreign tax rates	(570)	(3,777)	(3,396)	(4,658)
Withholding taxes	918	635	2,954	1,724
Taxes related to prior years	–	3	–	8
Other	(80)	549	2,912	(2,082)
Income tax expense (recovery)	$7,989	$(3,622)	$22,880	$10,348

NOTE 5. SHAREHOLDERS’ CAPITAL

	Number	Amount
Common shares
Balance December 31, 2013	291,979,671	$2,305,227
Options exercised:
Cash consideration	798,684	6,836
Reclassification from contributed surplus	–	3,100
Balance September 30, 2014	292,778,355	$2,315,163

 NOTE 6. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

	Unrealized Foreign Currency Translation Gains	Foreign Exchange Loss on Net Investment Hedge	Accumulated Other Comprehensive Income (Loss)
Balance, December 31, 2013	$48,330	$(71,805)	$(23,475)
Other comprehensive income (loss)	99,313	(60,060)	39,253
Balance, September 30, 2014	$147,643	$(131,865)	$15,778

NOTE 7. SHARE BASED COMPENSATION PLANS

Liability Classified Plans

	Restricted Share Units(a)	Performance Share Units(a)	Share Appreciation Rights(b)	Non-Management Directors’ DSUs(c)	Total
Balance, December 31, 2013	$13,538	$12,962	$246	$1,854	$28,600
Expensed during the period	11,879	10,777	17	1,108	23,781
Payments	(10,001)	(4,339)	(69)	–	(14,409)
Balance, September 30, 2014	$15,416	$19,400	$194	$2,962	$37,972

Current	$10,357	$7,563	$194	$–	$18,114
Long-term	5,059	11,837	–	2,962	19,858
	$15,416	$19,400	$194	$2,962	$37,972

 (a) Restricted Share Units and Performance Share Units

 A summary of the activity under the restricted share unit (RSUs) and the performance share unit (PSUs) plans are presented below:

	RSUs Outstanding	PSUs Outstanding
December 31, 2013	2,113,495	2,437,928
Granted	1,331,743	1,686,238
Issued as a result of cash dividends	34,206	49,374
Redeemed	(961,699)	(433,249)
Forfeitures	(209,083)	(257,857)
September 30, 2014	2,308,662	3,482,434

(b) Share Appreciation Rights

A summary of the activity under the share appreciation rights plan is presented below:

	Outstanding	Range of Exercise Price (US$)	Weighted Average Exercise Price (US$)	Exercisable
December 31, 2013	588,162	$9.26 – 17.38	$14.71	588,162
Redeemed	(31,506)	9.26 – 9.26	9.26
Forfeitures	(111,691)	9.26 – 17.38	13.83
September 30, 2014	444,965	$9.26 – 17.38	$15.32	444,965

(c)  Non-Management Directors – Deferred Share Unit Plan

A summary of the activity under the non-management director deferred share unit plan is presented below:

Outstanding
December 31, 2013	188,575
Granted	52,960
Issued as a result of cash dividends	2,878
September 30, 2014	244,413

Equity Settled Plans

(d)  Non-Management Directors

Prior to January 1, 2012, Precision had a deferred share unit plan for non-management directors. Under the plan fully vested deferred share units were granted quarterly based upon an election by the non-management director to receive all or a portion of their compensation in deferred share units. These deferred share units are redeemable into an equal number of common shares any time after the director's retirement. A summary of the activity under this share based incentive plan is presented below:

Deferred Share Units	Outstanding
December 31, 2013	221,112
Issued as a result of cash dividends	3,106
September 30, 2014	224,218

(e) Option Plan

A summary of the activity under the option plan is presented below:

Canadian share options	Outstanding	Range of Exercise Price	Weighted Average Exercise Price	Exercisable
December 31, 2013	4,900,886	$5.22 – 14.50	$9.14	2,676,865
Granted	881,700	10.15 – 14.31	10.24
Exercised	(489,172)	5.85 – 11.16	8.25
Forfeitures	(65,202)	5.85 – 10.67	9.36
September 30, 2014	5,228,212	$5.22 – 14.50	$9.40	3,248,291

U.S. share options	Outstanding	Range of Exercise Price (US$)	Weighted Average Exercise Price (US$)	Exercisable
December 31, 2013	3,173,808	$4.95 -15.21	$9.32	1,438,335
Granted	827,300	9.18 – 9.18	9.18
Exercised	(309,512)	4.95– 10.96	8.26
Forfeitures	(184,722)	4.95 – 14.58	9.61
September 30, 2014	3,506,874	$4.95 – 15.21	$9.37	1,835,687

The per option weighted average fair value of the share options granted during 2014 was $3.17 estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: average risk-free interest rate 1%, average expected life of four years, expected forfeiture rate of 5% and expected volatility of 46%. Included in net earnings for the three and nine months ended September 30, 2014 is an expense of $1.3 million (2013 - $1.6 million) and $4.1 million (2013 - $5.2 million), respectively.

NOTE 8. FINANCE CHARGES

	Three months ended September 30		Nine months ended September 30
	2014	2013	2014	2013
Interest:
Long-term debt	$28,639	$22,286	$77,100	$65,825
Other	55	78	330	1,192
Income	(406)	(94)	(714)	(489)
Amortization of debt issue costs	951	1,141	2,517	3,392
Finance charges	$29,239	$23,411	$79,233	$69,920

NOTE 9. PER SHARE AMOUNTS

The following tables reconcile the net earnings and weighted average shares outstanding used in computing basic and diluted earnings per share:

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Net earnings - basic and diluted	$52,813	$29,443	$147,196	$123,229

	Three months ended September 30,		Nine months ended September 30,
(Stated in thousands)	2014	2013	2014	2013
Weighted average shares outstanding – basic	292,757	276,794	292,445	276,638
Effect of share warrants	–	10,325	–	9,823
Effect of stock options and other equity compensation plans	1,183	1,052	767	991
Weighted average shares outstanding – diluted	293,940	288,171	293,212	287,452

NOTE 10. SEGMENTED INFORMATION

The Corporation operates primarily in Canada, the United States and certain international locations, in two industry segments; Contract Drilling Services and Completion and Production Services. Contract Drilling Services includes drilling rigs, directional drilling, procurement and distribution of oilfield supplies, and manufacture, sale and repair of drilling equipment. Completion and Production Services includes service rigs, snubbing units, coil tubing services, oilfield equipment rental, camp and catering services, and wastewater treatment units.

Three months ended September 30, 2014	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter-Segment Eliminations	Total
Revenue	$502,596	$84,539	$–	$(2,545)	$584,590
Operating earnings	106,247	6,439	(20,833)	–	91,853
Depreciation and amortization	94,618	10,911	2,008	–	107,537
Total assets	4,159,253	590,107	568,221	–	5,317,581
Goodwill	201,719	112,139	–	–	313,858
Capital expenditures	227,629	7,329	2,629	–	237,587

Three months ended September 30, 2013	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter-Segment Eliminations	Total
Revenue	$411,987	$78,960	$–	$(2,497)	$488,450
Operating earnings	69,212	4,375	(21,471)	–	52,116
Depreciation and amortization	75,421	7,988	2,135	–	85,544
Total assets	3,684,849	588,070	151,494	–	4,424,413
Goodwill	199,296	112,139	–	–	311,435
Capital expenditures	114,930	29,910	1,080	–	145,920

Nine months ended September 30, 2014	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter-Segment Eliminations	Total
Revenue	$1,485,400	$254,112	$–	$(7,499)	$1,732,013
Operating earnings	309,960	8,168	(70,934)	–	247,194
Depreciation and amortization	279,094	33,772	6,299	–	319,165
Total assets	4,159,253	590,107	568,221	–	5,317,581
Goodwill	201,719	112,139	–	–	313,858
Capital expenditures	495,576	16,575	6,289	–	518,440

Nine months ended September 30, 2013	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter-Segment Eliminations	Total
Revenue	$1,235,561	$237,968	$–	$(10,461)	$1,463,068
Operating earnings	240,863	20,465	(63,256)	–	198,072
Depreciation and amortization	212,530	24,306	6,181	–	243,017
Total assets	3,684,849	588,070	151,494	–	4,424,413
Goodwill	199,296	112,139	–	–	311,435
Capital expenditures	338,711	70,825	3,226	–	412,762

The Corporation’s operations are carried on in the following geographic locations:

Three months ended September 30, 2014	Canada	United States	International	Inter-Segment Eliminations	Total
Revenue	$259,493	$276,903	$55,250	$(7,056)	$584,590
Total assets	2,605,625	2,146,133	565,823	–	5,317,581

Three months ended September 30, 2013	Canada	United States	International	Inter-Segment Eliminations	Total
Revenue	$237,252	$217,753	$37,538	$(4,093)	$488,450
Total assets	2,048,774	1,955,423	420,216	–	4,424,413

Nine months ended September 30, 2014	Canada	United States	International	Inter-Segment Eliminations	Total
Revenue	$787,551	$813,718	$143,757	$(13,013)	$1,732,013
Total assets	2,605,625	2,146,133	565,823	–	5,317,581

Nine months ended September 30, 2013	Canada	United States	International	Inter-Segment Eliminations	Total
Revenue	$727,055	$652,537	$90,978	$(7,502)	$1,463,068
Total assets	2,048,774	1,955,423	420,216	–	4,424,413

NOTE 11. FAIR VALUES OF FINANCIAL INSTRUMENTS

The carrying value of cash, accounts receivable, and accounts payable and accrued liabilities approximate their fair value due to the relatively short period to maturity of the instruments. The fair value of the unsecured senior notes at September 30, 2014 was approximately $1,893 million (December 31, 2013 - $1,403 million).

Financial assets and liabilities recorded or disclosed at fair value in the consolidated balance sheet are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels are based on the amount of subjectivity associated with the inputs in the fair determination and are as follows:

Level I—Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level II—Inputs (other than quoted prices included in Level I) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life.

Level III—Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

The estimated fair value of unsecured senior notes is based on level II inputs. The fair value is estimated considering the risk free interest rates on government debt instruments of similar maturities, adjusted for estimated credit risk, industry risk and market risk premiums.

SHAREHOLDER INFORMATION	CORPORATE INFORMATION

STOCK EXCHANGE LISTINGS	DIRECTORS
Shares of Precision Drilling Corporation are listed on the
Toronto Stock Exchange under the trading symbol PD and	William T. Donovan
on the New York Stock Exchange under the trading symbol PDS.	Brian J. Gibson
Allen R. Hagerman, FCA
TRANSFER AGENT AND REGISTRAR	Catherine J. Hughes
Computershare Trust Company of Canada	Stephen J.J. Letwin
Calgary, Alberta	Kevin O. Meyers
Patrick M. Murray
TRANSFER POINT	Kevin A. Neveu
Computershare Trust Company NA	Robert L. Phillips
Denver, Colorado
OFFICERS
Q3 2014 TRADING PROFILE
Toronto (TSX: PD)	Kevin A. Neveu
High: $15.65	President and Chief Executive Officer
Low: $11.58
Close: $12.09	Joanne L. Alexander
Volume Traded: 63,681,320	Senior Vice President, General Counsel and Corporate Secretary

New York (NYSE: PDS)	Niels Espeland
High: US$14.65	President, International Operations
Low: US$10.50
Close: US$10.79	Douglas B. Evasiuk
Volume Traded: 97,276,100	Senior Vice President, Sales and Marketing

ACCOUNT QUESTIONS	Kenneth J. Haddad
Precision’s Transfer Agent can help you with a variety of shareholder related services, including:	Senior Vice President, Business Development

● change of address	Robert J. McNally
● lost unit certificates	Executive Vice President and Chief Financial Officer
● transfer of shares to another person
● estate settlement	Darren J. Ruhr
Senior Vice President, Corporate Services
Computershare Trust Company of Canada
100 University Avenue	Gene C. Stahl
9th Floor, North Tower	President, Drilling Operations
Toronto, Ontario M5J 2Y1
Canada	Douglas J. Strong
President, Completion and Production Services
1-800-564-6253 (toll free in Canada and the United States)
1-514-982-7555 (international direct dialing)	AUDITORS
Email: service@computershare.com	KPMG LLP
Calgary, Alberta
ONLINE INFORMATION
To receive news releases by email, or to view this interim	HEAD OFFICE
report online, please visit Precision’s website at	Suite 800, 525-8th Avenue SW
www.precisiondrilling.com and refer to the Investor	Calgary, Alberta, Canada T2P 1G1
Relations section. Additional information relating to	Telephone: 403-716-4500
Precision, including the Annual Information Form, Annual	Facsimile: 403-264-0251
Report and Management Information Circular has been	Email: info@precisiondrilling.com
filed with SEDAR and is available at www.sedar.com.	www.precisiondrilling.com